Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Arch Coal, Inc. for the registration of debt securities, warrants, purchase contracts, units, preferred stock, depositary shares, and common stock and to the incorporation by reference therein of our reports dated February 23, 2009, with respect to the consolidated financial statements and schedule of Arch Coal, Inc. and the effectiveness of internal control over financial reporting of Arch Coal, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
St. Louis, Missouri
March 12, 2009